Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 23, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 9978
UBS CIO Top Picks Series
(the “Trust”)
CIK No. 1898541 File No. 333-262646

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.       While the disclosure describes how the UBS CIO Top Picks list is generated, it does not describe how the Sponsor selects the final stocks for the portfolio. Please disclose the methodology/criteria the Sponsor uses in selecting the final portfolio, as it is not necessarily all of the stocks included in the UBS CIO Top Picks list.

Response:       In accordance with the Staff’s comment, the following disclosure will be added to the Trust’s prospectus:

“The final stocks selected for the Trust’s portfolio must trade on a U.S. stock exchange, have a market capitalization of greater than $500 million and have adequate liquidity for investment. To ensure adequate liquidity, the Sponsor will select those stocks that have enough daily liquidity to adequately support the buying and selling of the anticipated number of shares on any given day to meet the Trust’s purchases and/or redemption requirements. If Master Limited Partnerships are included on the list, they are excluded from inclusion in the Trust’s portfolio.”

2.       Please revise the disclosure to specify how many companies are included in the UBS CIO Top Picks list.

Response:       The Trust notes that the UBS CIO Top Picks List does not have a set criteria regarding how many companies are included on the list. The disclosure will be revised to note that there is no cap on the number of companies included.

3.       The disclosure states: “The UBS Equity Sector Strategy Team, comprised of industry and sector experts, is responsible for identifying themes and drivers at work within each market sector and uses them as a basis for selecting these lists which include their most preferred and least preferred securities at a given time.” Please identify the particular themes and drivers at work for the UBS CIO Top Picks applicable to the portfolio selected for this Trust.

Response:       In accordance with the Staff’s comment, the above-referenced disclosure will be revised as follows:

“The UBS Equity Sector Strategy Team, comprised of industry and sector experts, is responsible for identifying themes at work within each market sector. Examples of these themes include, but are not limited to, pricing of products and the expiration of patents with respect to companies within the health care sector, how consumer behavior, technology and inflation are impacting the consumer discretionary sector and how the supply/demand imbalance, commodity price volatility and geo-political risk are influencing the energy sector. The strategists use these themes as a basis for selecting the EPL lists which include their most preferred and least preferred securities at a given time.”

4.       The disclosure states: “The equity sector strategists identify two to four of their most preferred recommended stocks per market sector which they believe are best positioned to outperform their respective sector benchmark over a 12-month investment horizon.” Please include examples of market sectors, as the Staff notes that it is confusing that the disclosure refers to equity as a sector and then refers to market sectors as well.

Response:       The Trust notes that the term “equity sector” is meant to refer to the “UBS Equity Sector Strategy Team,” and to be synonymous with “market sector.” For clarity, the above-referenced disclosure will be revised as follows:

“The strategists identify two to four of their most preferred recommended stocks per market sector which they believe are best positioned to outperform their respective sector benchmark over a 12-month investment horizon.”

The Trust refers to the Staff to its response to Comment No. 3, which includes examples of other sectors considered by the strategists.

5.       The Staff notes the disclosure states, “The equity selections from the EPLs are assessments made relative to a sector/industry, country/regional or thematic benchmark. EPLs are meant to support the UBS House View, with the stocks included in them selected for their above-average historical risk/return profile.”

(a)       Please describe how the “country/regional or thematic benchmark” factors are used.

(b)       The Staff notes the reference to “UBS House View”. What is this and how is this relevant?

Response:       Please refer to the Trust’s responses below.

(a)       In accordance with the Staff’s comment, the above-referenced disclosure will be revised as follows:

“The equity selections from the EPLs are assessments made in the context of UBS’s views about the overall U.S. equity market environment and thematic trends relative to a sector/industry or country/region. Country or regional themes are considered if they are driving investment performance in a specific sector. The stocks included in the EPLs are selected for their above-average historical risk/return profile.”

(b)       The disclosure will be revised. Please refer to the Trust’s response to Comment No. 5(a).

6.       The disclosure states: “For each stock selection a company's fundamental outlook and valuation as well as the risks of each stock is considered.” Is this a reference to the Sponsor's stock selection or the inclusion of certain stocks in the UBS list?

Response:      The Trust notes that the disclosure refers to the inclusion of certain stocks in the UBS list. The disclosure will be revised to clarify in accordance with the Staff’s comment.

7.        Please revise the “Additional Portfolio Contents” section to state, for example, that “The stocks that the Trust invests in … may be foreign securities and stocks of companies with various market capitalizations”

Response:       In accordance with the Staff’s comment, the introductory language under the “Additional Portfolio Contents” will be revised to state: “In addition to the investments described above, the Trust also invests in: …”

Risk Factors

8.       The Staff notes that the “Dividends” risk states that all of the Securities held by the Trust currently pay dividends. If true, please revise the disclosure above to clarify that the Trust invests in dividend paying common stocks.

Response:       In accordance with the Staff’s comment, a reference to “dividend-paying securities” will be added to the “Additional Portfolio Contents” section of the prospectus.

9.       If the Trust will invest in companies with exposure to emerging markets or Brexit, please add relevant risk disclosure.

Response:       If, based on the Trust’s final portfolio, the Trust has exposure to emerging markets or Brexit, appropriate disclosure will be added to the Trust’s prospectus.

10.      The “Securities Selection” risk states that the Securities in the Trust mirror the UBS CIO Top Picks stock selections as of a certain date. The Staff notes that this disclosure appears to conflict with the disclosure above in the Portfolio Selection section stating that the final stocks for the portfolio may not reflect every stock on the list. Please revise for consistency.

Response:       The disclosure will be revised in accordance with the Staff’s comment.

General

11.      Please confirm to the staff whether First Trust created the Trust in order for UBS to sell exclusively to their customers. If this is the case, please add appropriate disclosure.

Also, does the licensing of certain trademarks include UBS being compensated for the use of its name by the Trust? If so, please specify the types of compensation paid by the Trust or Sponsor to UBS for use of its name and list.

Response:       The Trust confirms that First Trust is creating the Trust for UBS, at UBS’s request, to exclusively sell to their customers. UBS will not be compensated for the use of its name by the Trust. In accordance with the Staff’s comment, the following disclosure will be added to the Trust’s prospectus:

“UBS Financial Services, Inc., or its affiliates, will receive compensation in the form of brokerage commissions for sales of commission based Units of the Trust, which may create an incentive for UBS Financial Services, Inc., or its affiliates, to sell Units of the Trust.”

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon